Exhibit 21.1

LIST OF SIGNIFICANT SUBSIDIAIRES OF MARIN SOFTWARE INCORPORATED

As of December 31, 2023, Marin Software Incorporated had the following subsidiaries:

Wholly-Owned Subsidiary	Jurisdiction
Marin Software Limited	Ireland
Marin Software Limited	United Kingdom
Marin Software GmbH	Germany
Marin Software SARL	France
Marin Software Pte. Ltd.	Singapore
Marin Software (Shanghai) Co., Ltd.	People’s Republic of China